UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-41613

Enlight Renewable Energy Ltd.
(Translation of registrant’s name into English)

13 Amal St., Afek Industrial Park
Rosh Ha’ayin, Israel
+ 972 (3) 900-8700
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

EXPLANATORY NOTE

Enlight Renewable Energy Ltd. (the “Company”) hereby announces that the Israel Securities Authority (the “ISA”) extended the term of the Company’s shelf prospectus filed in August 2024 (the “Shelf Prospectus”) by 12 months, until August 27, 2027.

The Company has not yet made any decision as to any offering of securities pursuant to the Shelf Prospectus, nor as to the scope, terms or timing of any such offering, and there is no certainty that any such offering will be made.

Any securities offered pursuant to the Shelf Prospectus will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States or to U.S. Persons (as defined in Regulation S of the Securities Act), absent registration under the Securities Act or without an applicable exemption from the registration requirements of the Securities Act. Any offering of securities pursuant to the Shelf Prospectus and any supplemental shelf offering report, if made, will be made only in Israel, unless provided otherwise in a supplemental shelf offering report, subject to registration or exemption as aforementioned.

Nothing in this report constitutes an offer to sell, or the solicitation of an offer to buy, any securities.

Incorporation by Reference

The information in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enlight Renewable Energy Ltd.

Date: August 24, 2026	By:	/s/ Lisa Haimovitz
Lisa Haimovitz
VP General Counsel